Apps Genius Corp.
157 Broad Street, Suite 109C
Red Bank, New Jersey 07701

August 24, 2011

VIA EDGAR and FEDERAL EXPRESS
Ms. Jan Woo
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Apps Genius Corp.
        Registration Statement on Form S-1 (the “Registration Statement”)
        Filed July 20, 2011
        File No. 333-175673

Dear Ms. Woo:

We are in receipt of your comment letter dated August 16, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

RESPONSE: We have revised the Registration Statement to include updated financial statements for the quarter ended on June 30, 2011.

2.	Please revise to include the financial statements in the body of the prospectus rather than after Part II of the registration statement.

RESPONSE: We have revised the Registration Statement to include the audited financial statements for the fiscal year ended December 31, 2010 and the fiscal quarter ended June 30, 2011 in the body of the prospectus.

Prospectus Cover Page

3.
Please revise your filing so that the placement agent you intend to use in connection with this offering is listed on the cover page of your prospectus. In this regard, we note your disclosure on page 26 that you have engaged Rodman & Renshaw, LLC as your placement agent for this offering. Refer to Item 502(b)(8) of Regulation S-K.

RESPONSE: We have revised the prospectus cover page to include reference to the fact that we have engaged Rodman & Renshaw, LLC as our placement agent in connection with the offering and have included all information required by Item 501(b)(8) of Regulation S-K.

4.
Please revise the cover page of the prospectus to concisely describe the basic terms of the offering by the company. If true, you should disclose that this is a best efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of units and that you may not sell the entire amount of units being offered pursuant to this prospectus. In addition, please delete the table on the prospectus cover page as it provides information as if all of the proceeds with be received. In the context of a best efforts, no minimum offering, it appears inappropriate to emphasize what might transpire if all of the shares offered are sold.

RESPONSE: We have revised the prospectus cover page to include a basic description of the offering, specifically referencing that the offering is a best efforts, no minimum offering in which Rodman & Renshaw,LLC is not required to arrange for the purchase and sale of any specific dollar amount of units, and that we may not sell the entire amount of units being offered pursuant to the prospectus. In addition, we have removed the table on the prospectus cover page.

5.
Please revise your prospectus cover page to include disclosure regarding any concurrent offerings. In this regard, we refer to the registration statement on Form S-1 (File No. 333-170715) relating to the offer and sale of shares by selling shareholders, which was declared effective on February 11, 2011.

RESPONSE:  We have revised the prospectus cover page to include reference to the concurrent offering, relating to the offer and sale of shares by selling shareholders registered pursuant to the Form S-1 declaredeffective by the Securities and Exchange Commission on February 11, 2011.

Prospectus Summary, page 3

6.	Please explain your reference to selling shareholders under the subheading “Terms of the Offering.” We note that this prospectus does not relate to shares being offered by selling shareholders.

RESPONSE: We have revised the prospectus summary to remove reference to “selling shareholders” under the subheading “Terms of the Offering,” since such reference is not applicable to the Registration Statement.

Risk Factors, page 5

General

7.
It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

RESPONSE: We have revised the Registration Statement to include a risk factor informing potential investors that we will not be a fully reporting company and will only comply with the limited reportingrequirements imposed on Section 15(d) registrants. In that regard, we have also included a disclosure of the specific types of filings we will not be required to file since we will not be a fully reporting issuer.

8.
It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide period reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Response: We have revised the Registration Statement to include an additional risk factor informing potential investors that, should we continue to have less than three hundred record shareholders at the nextfiscal year end, our obligation to provide period reports, including quarterly reports on Form 10-Q and annual reports on Form 10-K, will cease, and the risks associated with the cessation of such reporting.

Undertakings, page 31

9.
Given the nature of your offering (i.e., a direct, primary offering), it is unclear why you have not included the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please advise, or in the alternative, revise your document to include the applicable undertaking.

Response: We have revised the Registration Statement to include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer
and Executive Director